SEC 1745  Potential persons who are to respond to the collection of information
(02-02)   contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

           13G/A
      (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                             Advanced Photonix, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    00754E107
                                 (CUSIP Number)

                                February 8, 2010
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [   ]    Rule 13d-1(b)
   [ X ]    Rule 13d-1(c)
   [   ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No. 00754E107

 1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     Potomac Capital Management LLC
     13-3984298

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [   ]
     (b)  [   ]

 3.  SEC Use Only

 4.  Citizenship or Place of Organization
     New York

Number of         5. Sole Voting Power
Shares               1,624,163(1)
Beneficially
Owned by          6. Shared Voting Power
Each                 0
Reporting
Person With       7. Sole Dispositive Power
                     1,624,163(1)

                  8. Shared Dispositive Power
                     0

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person
     The Reporting Person owns 1,624,163 shares consisting of 1,417,144 shares of common stock and 207,019 warrants.(1)

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)
     6.6%(2)

12.  Type of Reporting Person (See Instructions)
     HC; OO (Limited Liability Company)

---------------------
(1)  Potomac Capital Management LLC may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Potomac Capital Partners, LP.  Potomac Capital Management LLC is the General Partner of Potomac Capital Partners, LP.  Mr. Paul J. Solit is the Managing Member of Potomac Capital Management, LLC.
(2)  Based on 24,463,978 shares of common stock of Advanced Photonix, Inc. outstanding as of February 3, 2010.

CUSIP No. 00754E107

 1 . Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     Potomac Capital Management Inc.
     13-3984786

 2.  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [   ]
     (b)  [   ]

 3.  SEC Use Only

 4.  Citizenship or Place of Organization
     New York

Number of         5. Sole Voting Power
Shares               1,221,222(3)
Beneficially
Owned by          6. Shared Voting Power
Each                 0
Reporting
Person With       7. Sole Dispositive Power
                     1,221,222(3)

                  8. Shared Dispositive Power
                     0

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person

     The Reporting Person owns 1,221,222 shares consisting of 928,241 shares of common stock and 292,981 warrants.(3)

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9)
     5.0%(4)

12.  Type of Reporting Person (See Instructions)
     HC; CO

---------------------
(3)  Potomac Capital Management Inc. may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Potomac Capital International Ltd. and Pleiades Investment Partners-R, LP.  Potomac Capital Management Inc. is the General Partner of both Potomac Capital International Ltd. and Pleiades Investment Partners-R, LP.  Mr. Paul J. Solit is the Managing Member of Potomac Capital Management Inc.
(4)  Based on 24,463,978 shares of common stock of Advanced Photonix, Inc. outstanding as of February 3, 2010.

CUSIP No. 00754E107

1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     Paul J. Solit

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [   ]
     (b)  [   ]

3.   SEC Use Only

4.   Citizenship or Place of Organization

Number of         5. Sole Voting Power
Shares               5,000
Beneficially
Owned by          6. Shared Voting Power
Each                 2,845,385
Reporting
Person With       7. Sole Dispositive Power
                     5,000

                  8. Shared Dispositive Power
                     2,845,385

 9.  Aggregate Amount Beneficially Owned by Each Reporting Person

     The Reporting Person owns 2,850,385 shares consisting of 2,350,385 shares of common stock and 500,000 warrants.

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions) [   ]

11.  Percent of Class Represented by Amount in Row (9)
     11.7%(5)

12.  Type of Reporting Person (See Instructions)
     IN; HC

---------------------
(5)  Based on 24,463,978 shares of common stock of Advanced Photonix, Inc. outstanding as of February 3, 2010.

Item 1.
     (a)  Name of Issuer
          ADVANCED PHOTONIX, INC.

     (b)  Address of Issuer's Principal Executive Offices
          2925 Boardwalk,
          Ann Arbor, Michigan 48104

Item 2.
     (a)  Name of Person Filing This statement is being filed by
          (i)   Potomac Capital Management LLC;
          (ii)  Potomac Capital Management Inc.; and
          (iii) Paul J. Solit

     (b)  Address of Principal Business Office or, if none, Residence
          (i), (ii), and (iii)
          825 Third Avenue, 33rd Floor
          New York, New York 10022

     (c)  Citizenship
          (i)   New York
          (ii)  New York
          (iii) U.S.

     (d)  Title of Class of Securities
          Common Stock, par value $.001 per share

     (e)  CUSIP Number
          00754E107

Item 3.   Not Applicable

ITEM 4.   OWNERSHIP

PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE
OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

Potomac Capital Management LLC
     (a)  Amount beneficially owned:
          1,624,163
     (b)  Percent of class:
          6.6%
     (c)  Number of shares as to which the person has:
          (i)   Sole power to vote or to direct the vote
                1,624,163
          (ii)  Shared power to vote or to direct the vote
                0
          (iii) Sole power to dispose or to direct the disposition of
                1,624,163
          (iv)  Shared power to dispose or to direct the disposition of
                0

Potomac Capital Management, Inc.
     (a)  Amount beneficially owned:
          1,221,222
     (b)  Percent of class:
          5.0%
     (c)  Number of shares as to which the person has:
          (i)   Sole power to vote or to direct the vote
                1,221,222
          (ii)  Shared power to vote or to direct the vote
                0
          (iii) Sole power to dispose or to direct the disposition of
                1,221,222
          (iv)  Shared power to dispose or to direct the disposition of
                0

Paul J. Solit
     (a) Amount beneficially owned:
         2,850,385
     (b) Percent of class:
         11.7%
     (c) Number of shares as to which the person has:
         (i)   Sole power to vote or to direct the vote
               5,000
         (ii)  Shared power to vote or to direct the vote
               2,845,385
         (iii) Sole power to dispose or to direct the disposition of
               5,000
         (iv)  Shared power to dispose or to direct the disposition of
               2,845,385

Item 5.      Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
         Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which
         Acquired the Security Being Reported on By the Parent Holding
         Company or Control Person See Exhibit A attached hereto.

Item 8.  Identification and Classification of Members of the Group
         Not Applicable.

Item 9.  Notice of Dissolution of Group
         Not Applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 3rd day of March, 2010

                                         POTOMAC CAPITAL MANAGEMENT LLC
                                         By:   /s/ Paul J. Solit
                                               ---------------------------------
                                               Paul J. Solit, Managing Member

                                         POTOMAC CAPITAL MANAGEMENT INC.
                                         By:   /s/ Paul J. Solit
                                               ---------------------------------
                                              Paul J. Solit, President

                                         PAUL J. SOLIT
                                         By:   /s/ Paul J. Solit
                                               ---------------------------------
                                               Paul J. Solit

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G/A:

Exhibit A   Identification of entities which acquired the shares which are the subject of this report on Schedule 13G/A.

Exhibit B   Joint Filing Agreement dated March 3, 2010 among Potomac Capital
            Management LLC, Potomac Capital Management, Inc. and Paul J. Solit